Capital Product Partners L.P. Announces Time Charter Extension
For The M/T Alkiviadis To CSSA S.A.

ATHENS, GREECE, May 6, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership'), an international diversified shipping company, announced today that CSSA S.A., a fully owned subsidiary of Total S.A., has exercised the option to extend the current employment of the M/T ‘Alkiviadis’ (36,721 dwt, Ice Class 1A  IMO II/III Chemical/ Product, built 2006 Hyundai Mipo Dockyard Company Ltd., South Korea)  for an additional 12 months at an increased rate of $15,125 gross per day. The charter extension will commence in September 2015 with earliest charter expiration in August 2016. The vessel is currently earning $14,125 gross per day.

As a result of the above time charter extension, the Partnership’s charter coverage for 2015 and 2016 is 90% and 70%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 31 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Cosco Bulk Carrier Co. Ltd., Engen Petroleum, Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
Tel. +30 (210) 4584950	Capital Link, Inc. (New York)
Email: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Source:  Capital Product Partners L.P.